Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

2014 ANNUAL RESULTS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the audited results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2014 together with the comparative figures for 2013:

FINANCIAL RESULTS

A.	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2014

		2014	2013
	Note	RMB million	RMB million

Operating revenue
Traffic revenue		104,328	94,684
Other operating revenue		4,256	3,863

Total operating revenue	4	108,584	98,547

Operating expenses
Flight operation expenses	5	58,901	54,010
Maintenance expenses		8,304	7,805
Aircraft and transportation service expenses		16,402	15,091
Promotion and selling expenses		7,841	7,754
General and administrative expenses		2,337	2,470
Depreciation and amortisation	6	10,828	9,347
Impairment on property, plant and equipment		215	536
Others		1,198	1,267

Total operating expenses		106,026	98,280

Other net income	7	2,190	1,243

Operating profit		4,748	1,510

		2014	2013
	Note	RMB million	RMB million

Interest income		376	307
Interest expense	8	(2,193)	(1,651)
Share of associates’ results		261	294
Share of joint ventures’ results		140	96
Exchange (loss)/gain, net		(292)	2,903
Other non-operating income	9	26	25

Profit before income tax		3,066	3,484
Income tax	10	(668)	(734)

Profit for the year		2,398	2,750

Profit attributable to:

Equity shareholders of the Company		1,777	1,986
Non-controlling interests		621	764

Profit for the year		2,398	2,750

Earnings per share attributable to equity
shareholders of the Company
Basic and diluted	13	RMB0.18	RMB0.20

Dividends	11	393	393

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2014

		2014	2013
	Note	RMB million	RMB million

Profit for the year		2,398	2,750

Other comprehensive income for the year:
Items that may be reclassified subsequently
to profit or loss
Fair value movement of available-for-sale

financial assets	43	(8)
– Share of other comprehensive income/(loss)
of an associate	21	(3)
– Deferred tax relating to above items	(11)	2

Total comprehensive income for the year	2,451	2,741

Total comprehensive income attributable to:
Equity shareholders of the Company	1,813	1,981
Non-controlling interests	638	760

Total comprehensive income for the year	2,451	2,741

CONSOLIDATED BALANCE SHEET

At 31 December 2014

		31 December	31 December
		2014	2013
	Note	RMB million	RMB million

Non-current assets
Property, plant and equipment, net		134,453	119,777
Construction in progress	14	19,347	17,459
Lease prepayments		2,349	2,267
Interest in associates		1,583	1,305
Interest in joint ventures		1,338	1,197
Other investments in equity securities		136	162
Aircraft operating lease deposits		651	566
Available-for-sale financial assets		104	61
Deferred tax assets		966	1,251
Other receivables		300	–
Other assets		920	589

		162,147	144,634
Current assets
Inventories		1,661	1,647
Trade receivables	15	2,683	2,173
Other receivables	16	5,864	3,431
Cash and cash equivalents		15,414	11,748
Restricted bank deposits		438	440
Prepaid expenses and other current assets		995	803
Amounts due from related companies		486	331

		27,541	20,573
Current liabilities
Borrowings		20,979	20,242
Current portion of obligations under finance leases		5,992	3,636
Trade payables	17	1,657	1,407
Sales in advance of carriage		6,101	5,815
Deferred revenue		1,160	1,244
Current income tax		296	495
Amounts due to related companies		458	457
Accrued expenses		12,122	11,898
Other liabilities		5,321	4,019

		54,086	49,213

Net current liabilities		(26,545)	(28,640)

Total assets less current liabilities		135,602	115,994

		31 December	31 December
		2014	2013
	Note	RMB million	RMB million

Non-current liabilities
Borrowings		42,066	37,246
Obligations under finance leases		43,919	31,373
Deferred revenue		1,750	2,069
Provision for major overhauls		1,623	1,076
Provision for early retirement benefits		25	41
Deferred benefits and gains		853	858
Deferred tax liabilities		873	880
		91,109	73,543
Net assets		44,493	42,451

Capital and reserves
Share capital		9,818	9,818
Reserves		25,930	24,511

Total equity attributable to equity shareholders
of the Company		35,748	34,329
Non-controlling interests		8,745	8,122

Total equity		44,493	42,451

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 31 DECEMBER 2014

		Attributable to equity shareholders of the Company
							Non-
	Share	Share	Fair value	Other	Retained		controlling
	capital	premium	reserves	reserves	earnings	Total	interests	Total equity
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million

Balance at 1 January 2013	9,818	14,131	24	1,226	7,640	32,839	6,895	39,734

Changes in equity for 2013:
Profit for the year	–	–	–	–	1,986	1,986	764	2,750
Other comprehensive income	–	–	(2)	(3)	–	(5)	(4)	(9)

Total comprehensive income	–	–	(2)	(3)	1,986	1,981	760	2,741

Appropriations to reserves	–	–	–	113	(113)	–	–	–
Dividends relating to 20112	–	–	–	–	(491)	(491)	–	(491)
Acquisition of non-controlling interests in a subsidiary	–	–	–	–	–	–	(6)	(6)
Capital injection from the non-controlling interest of a subsidiary	–	–	–	–	–	–	560	560
Distributions to non-controlling interests	–	–	–	–	–	–	(87)	(87)

Balance at 31 December 2013	9,818	14,131	22	1,336	9,022	34,329	8,122	42,451
Balance at 1 January 2014	9,818	14,131	22	1,336	9,022	34,329	8,122	42,451
Changes in equity for 2014:
Profit for the year	–	–	–	–	1,777	1,777	621	2398
Other comprehensive income	–	–	22	14	–	36	17	53

Total comprehensive income	–	–	22	14	1,777	1,813	628	2,451

Appropriations to reserves	–	–	–	137	(137)	–	–	–
Dividends relating to 2012	–	–	–	–	(393)	(393)	–	(393)
Capital injection of non-controlling interests in a subsidiary	–	–	–	–	–	–	108	108
Acquisition of non-controlling interests in a subsidiary	–	–	–	(1)	–	(1)	(1)	(2)
Non-controlling interest of a subsidiary	–	–	–	–	–	–	6	6
Distributions to non-controlling interests	–	–	–	–	–	–	(128)	(128)

Balance at 31 December 2014	9,818	14,131	44	1,486	10,269	35,748	8,745	44,493

Notes to the financial information prepared in accordance with IFRSs:

1	Corporate information

China Southern Airlines Company Limited (the “Company”), a joint stock company limited by shares, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is House 203, No. 233 Kaifa Avenue, Guangzhou Economic & Technology Development Zone, Luogang District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Company (“CSAHC”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2	Basis of preparation

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements are also prepared in accordance with the applicable disclosure requirements of the predecessor Hong Kong Companies Ordinance (Cap. 32) for this financial year and the comparative period. The consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The measurement basis used in the preparation of the financial statements is the historical cost basis, except that available-for-sale equity securities are stated at their fair value.

As at 31 December 2014, the Group’s current liabilities exceeded its current assets by RMB26,545 million. In preparing the consolidated financial statements, the Board has given careful consideration to the going concern status of the Group in the context of the Group’s current working capital deficit and believe that adequate funding is available to fulfil the Group’s short-term obligations and capital expenditure requirements.

As at 31 December 2014, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB187.1 billion (2013: RMB166.3 billion), of which approximately RMB126.7 billion (2013: RMB120.9 billion) was unutilised. The Board believes that, based on experience to date, it is likely that these facilities will be rolled over in future years if required. Accordingly, the Board believes that it is appropriate to prepare the consolidated financial statements on a going concern basis without including any adjustments that would be required should the Company and the Group fail to continue as a going concern.

3	Accounting policies

Except as described in note 3(a) below, the accounting policies are consistent with those of the annual financial statements for the year ended 31 December 2013, as described in these financial statements.

(a)	New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after 1 January 2014:

•	Amendment to IAS 32, ‘Financial instruments: Presentation’ on offsetting financial assets and financial liabilities. This amendment clarifies that the right of set-off must not be contingent on a future event. It must also be legally enforceable for all counterparties in the normal course of business, as well as in the event of default, insolvency or bankruptcy. The amendment also considers settlement mechanisms. The amendment did not have a significant effect on the Group’s financial statements.

•	Amendments to IFRS 10, 12 and IAS 27, ‘Consolidation for investment entities’.

These amendments mean that many funds and similar entities will be exempt from consolidating most of their subsidiaries. Instead, they will measure them at fair value through profit or loss. The amendments give an exception to entities that meet an

‘investment entity’ definition and which display particular characteristics. Changes have also been made to IFRS 12 to introduce disclosures that an investment entity needs to make. The amendments did not have an impact on the Group’s financial statements.

•	Amendments to IAS 36, ‘Impairment of assets’, on the recoverable amount disclosures for non-financial assets. This amendment removed certain disclosures of the recoverable amount of CGUs which had been included in IAS 36 by the issue of IFRS 13. It also enhanced the disclosures of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The Group has applied the amendment and there has been no significant impact on the Group’s financial statements as a result.

•	Amendment to IAS 39, ‘Financial instruments: Recognition and measurement’ on the novation of derivatives and the continuation of hedge accounting. This amendment considers legislative changes to ‘over-the-counter’ derivatives and the establishment of central counterparties. Under IAS 39, novation of derivatives to central counterparties would result in discontinuance of hedge accounting. The amendment provides relief from discontinuing hedge accounting when novation of a hedging instrument meets specified criteria. The Group has applied the amendment and there has been no significant impact on the Group financial statements as a result.

•	IFRIC 21, ‘Levies’, sets out the accounting for an obligation to pay a levy if that liability is within the scope of IAS 37 ‘Provisions’. The interpretation addresses what the obligating event is that gives rise to the payment of a levy and when a liability should be recognised. The Group is not currently subjected to significant levies so the impact on the Group is not material.

•	Annual improvements 2012. These amendments include changes from the 2010-

2012 cycle of the annual improvements project, that affect 7 standards, only the below are effective for relevant transactions on or after 1 July 2014. IFRS 2, ‘Share-based payment’, the amendment clarifies the definition of a ‘vesting condition’ and separately defines ‘performance condition’ and ‘service condition’. IFRS 3, ‘Business combinations’ and consequential amendments to IFRS 9, ‘Financial instruments’, IAS 37, ‘Provisions, contingent liabilities and contingent assets’, and IAS 39, ‘Financial instruments – Recognition and measurement’. The standard is amended to clarify that an obligation to pay contingent consideration which meets the definition of a financial instrument is classified as a financial liability or as equity, on the basis of the definitions in IAS 32,’Financial instruments: Presentation’. All non-equity contingent consideration, both financial and non-financial, is measured at fair value at each reporting date, with changes in fair value recognised in profit and loss. These annual improvements did not have an impact on the Group’s financial statements.

(b)	New Hong Kong Companies Ordinance (Cap 622)

In addition, the requirements of Part 9 “Accounts and Audit” of the new Hong Kong Companies Ordinance (Cap. 622) come into operation as from the Company’s first financial year commencing on or after 3 March 2014 in accordance with section 358 of that Ordinance (i.e. starting from the year ending 31 December 2015). The Group is in the process of making an assessment of expected impact of the changes in the Companies Ordinance on the consolidated financial statements in the period of initial application of Part 9 of the new Hong Kong Companies Ordinance (Cap. 622). So far it has concluded that the impact is unlikely to be significant and only the presentation and the disclosure of information in the consolidated financial statements will be affected.

4	Revenue and segmental information

(a)	Operating revenue

The Group is principally engaged in the provision of domestic, Hong Kong, Macau and Taiwan and international passenger, cargo and mail airline services. Operating revenue comprises revenue from airline and airline-related business and is stated net of sales tax.

(b)	Business segments

The Group’s network passenger, cargo and mail transportation are managed as a single business unit. The Group’s chief operating decision maker (“CODM”), which is the senior executive management, makes resource allocation decisions based on route profitability, which considers aircraft type and route economics. The objective in making resource allocation decisions is to optimise consolidated financial results. Therefore, based on the way the Group manages the network passenger and cargo operations, and the manner in which resource allocation decisions are made, the Group has only one reportable operating segment for financial reporting purposes, reported as the “airline transportation operations”.

Other operating segments consist primarily of business segments of hotel and tour operation, ground services, cargo handling and other miscellaneous services. These other operating segments are combined and reported as “other segments”.

Inter-segment sales are based on prices set on an arm’s length basis.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s CODM monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before tax, assets and liabilities arising from different accounting policies are set out in Note d.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the year ended 31 December 2014 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Revenue from external customers	107,790	523	–	–	108,313
Inter-segment sales	–	1,364	(1,364)	–	–

Reportable segment revenue	107,790	1,887	(1,364)	–	108,313

Reportable segment profit before taxation	2,422	257	–	416	3,095

Reportable segment profit after taxation	1,800	202	–	416	2,418

Other segment information
Income tax	622	55	–	–	677
Interest income	369	7	–	–	376
Interest expense	2,155	38	–	–	2,193
Depreciation and amortisation	10,915	88	–	–	11,003
Impairment loss	205	–	–	–	205
Share of associates’ results	–	–	–	263	263
Share of joint ventures’ results	–	–	–	140	140
Non-current assets additions during the year	29,523	98	–	–	29,621

The segment results of the Group for the year ended 31 December 2013 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	97,659	471	–	–	98,130
Inter-segment sales	–	1,147	(1,147)	–	–

Reportable segment revenue	97,659	1,618	(1,147)	–	98,130

Reportable segment profit before taxation
	2,796	123	–	431	3,350
Reportable segment profit after taxation
	2,118	100	–	431	2,649
Other segment information
Income tax	678	23	–	–	701
Interest income	300	7	–	–	307
Interest expense	1,611	40	–	–	1,651
Depreciation and amortisation	9,425	80	–	–	9,505
Impairment loss	567	1	–	–	568
Share of associates’ results	–	–	–	296	296
Share of joint ventures’ results	–	–	–	96	96
Non-current assets
additions during the year	28,780	82	–	–	28,862

The segment assets and liabilities of the Group as at 31 December 2014 and 31 December 2013 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 31 December 2014
Reportable segment assets	184,661	2,427	(568)	3,177	189,697
Reportable segment liabilities	144,782	1,209	(568)	–	145,423

As at 31 December 2013
Reportable segment assets	160,759	2,304	(658)	2,740	165,145
Reportable segment liabilities	122,320	1,271	(658)	–	122,933

*	Unallocated assets primarily include investments in associates and joint ventures, available-for-sale financial assets and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from available-for-sale financial assets and other investments in equity securities and interest income from wealth management products.

(c)	Geographic information

The Group’s revenues by geographical segment are analysed based on the following criteria:

(1)	Traffic revenues from services within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic operations. Traffic revenue from inbound and outbound services between overseas markets, excluding Hong Kong, Macau and Taiwan, is classified as international operations.

(2)	Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2014	2013
	RMB Million	RMB Million
Domestic	82,764	76,828
International	22,952	19,053
Hong Kong, Macau and Taiwan	2,597	2,249

	108,313	98,130

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(d)	Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statement.

	2014	2013
	RMB million	RMB million
Revenue
Reportable segment revenues	108,313	98,130
Reclassification of expired sales in advance of carriage	459	684
Reclassification of sales tax	(188)	(267)

Consolidated revenues	108,584	98,547

	2014	2013
	RMB million	RMB million
Profit before income tax
Reportable segment profit before taxation	3,095	3,350
Capitalisation of exchange difference of specific loans	(28)	133
Government grants	1	3
Others	(2)	(2)

Consolidated profit before income tax	3,066	3,484

	2014	2013
	RMB million	RMB million
Assets
Reportable segment assets	189,697	165,145
Capitalisation of exchange difference of specific loans	323	351
Government grants	(259)	(210)
Others	(73)	(79)

Consolidated total assets	189,688	165,207

	2014	2013
	RMB million	RMB million
Liabilities
Reportable segment liabilities	145,423	122,933
Government grants	(228)	(178)
Others	–	1

Consolidated total liabilities	145,195	122,756

5   Flight operation expenses

	2014	2013
	RMB million	RMB million

Jet fuel costs	37,728	35,538
Flight personnel payroll and welfare	6,803	5,799
Aircraft operating lease charges	5,383	4,767
Air catering expenses	2,497	2,295
Civil Aviation Development Fund	2,279	2,036
Training expenses	1,003	784
Aircraft insurance	202	194
Others	3,006	2,597

	58,901	54,010

6	Depreciation and amortisation

	2014	2013
	RMB million	RMB million

Depreciation
– Owned assets	8,021	6,861
– Assets acquired under finance leases	2,768	2,477
Amortisation of deferred benefits and gains	(156)	(146)
Other amortisation	195	155

	10,828	9,347

7	Other net income

	2014	2013
	RMB million	RMB million
Government grants	1,700	1,155
Gain/(losses) on disposal of property,
plant and equipment, net
– Aircraft and spare engines	344	(8)
– Other property, plant and equipment	(77)	(70)
Others	223	166

	2,190	1,243

8	Interest expense

	2014	2013
	RMB million	RMB million

Interest on borrowings	1,628	1,275
Interest relating to obligations under finance leases	978	692
Interest relating to provision for early retirement benefits	4	5
Less: interest expense capitalised	(417)	(321)

	2,193	1,651

9	Other non-operating income

	2014	2013
	RMB million	RMB million

Interest income on wealth management products	–	25
Gain recognised on acquisition of a subsidiary	26	–

	26	25

10	Income tax

	2014	2013
	RMB million	RMB million

PRC income tax
– Provision for the year	430	705
– Over-provision in prior year	(29)	(31)

	401	674
Deferred tax
Origination and reversal of temporary differences	267	60

Tax expense	668	734

In respect of majority of the Group’s overseas airline operation, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas tax has been made for overseas airlines operation in the current and prior years.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its subsidiaries are subject to PRC income tax at 25% (2013: 25%). Certain subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations, where those subsidiaries are located.

11	Dividend

A dividend in respect of the year ended 31 December 2014 of RMB0.4 per 10 shares (inclusive of applicable tax), (2013: RMB0.4 per 10 shares (inclusive of applicable tax)), amounting to a total dividend of RMB393 million (2013: RMB393 million), was proposed by the directors on 30 March 2015. The final dividend proposed after the end of the financial year has not been recognised as a liability at the end of the financial year.

12	Profit attributable to equity shareholders of the Company

The consolidated profit attributable to equity shareholders of the Company for the year ended 31 December 2014 includes a profit of RMB1,064 million (2013: RMB945 million) which has been dealt with in the financial statements of the Company.

13	Earnings per share

The calculation of basic earnings per share for the year ended 31 December 2014 is based on the profit attributable to equity shareholders of the Company of RMB1,777 million (2013: RMB1,986 million) and the weighted average of 9,817,567,000 shares in issue during the year (2013: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the year ended 31 December 2014 and 2013.

14	Construction in process

The construction in progress as at 31 December 2014 mainly related to advance payments for acquisition of aircraft amounting to RMB17,754 million and progress payments for other construction projects amounting to RMB1,593 million.

15	Trade receivables

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables is set out below:

	2014	2013
	RMB million	RMB million

Within 1 month	2,133	1,810
More than 1 month but less than 3 months	535	345
More than 3 months but less than 12 months	25	25
More than 1 year	23	20

	2,716	2,200
Less: impairment	(33)	(27)

	2,683	2,173

16	Other receivables

As at 31 December 2014, other receivables include the VAT recoverable amounting to RMB1,562 million (2013: RMB1,114 million).

17	Trade payables

	2014	2013
	RMB million	RMB million

Within 1 month	755	987
More than 1 month but less than 3 months	633	252
More than 3 months but less than 6 months	107	79
More than 6 months but less than 1 year	76	73
More than 1 year	86	16
	1,657	1,407

18	Share Appreciation Rights Scheme

On 30 November 2011, the Company’s General Meeting approved the “H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” and “Initial Grant under the H Share Appreciation Rights Scheme of China Southern Airlines Company Limited” (“the Scheme”).

Under the Scheme, 24,660,000 units of SARs were granted to 118 employees of the Group at the exercise price was HKD3.92 per unit before 31 December 2011. No shares will be issued under the Scheme and each SAR is notionally linked to one existing H share of the Company. Upon exercise of the SARs, a recipient will receive an amount of cash equal to the difference between the market share price of the relevant H share and the exercise price.

The SARs will have an exercise period of six years from the date of grant. Upon the satisfaction of certain performance conditions after the second, third and fourth anniversary of the date of grant, each one third of the SARs will become exercisable.

A dividend of RMB0.2 (equivalent to HKD0.25) (inclusive of applicable tax), a dividend of RMB0.05 (equivalent to HKD0.06) (inclusive of applicable tax) and a dividend of RMB0.04 (equivalent to HKD0.05) (inclusive of applicable tax) per share was approved by the Company’s General Meeting on 31 May 2012, 18 June 2013 and 26 June 2014 respectively, therefore, the exercise price for the SARs was adjusted to HKD3.56 per share in accordance with the predetermined formula stipulated in the Scheme. During the year, 8,326,667 units of SARs were lapsed.

The fair value of the liability for SARs is measured using the Black-Scholes option pricing model. The risk free rate, expected dividend yield and expected volatility of the share price are used as the inputs into the model. The fair value of the liability for SARs as at 31 December 2014 was determined to be 0 (2013: RMB1,893,000) and correspondingly, staff cost of RMB1,893,000 was reversed during the year ended 31 December 2014 (2013: RMB410,000).

B.	PREPARED IN ACCORDANCE WITH THE PRC GAAP

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2014

	2014	2013
	RMB million	RMB million

Revenue	108,313	98,130
Less: Cost of operation	95,151	87,061
Taxes and surcharges	188	267
Selling and distribution expenses	7,947	7,855
General and administrative expenses	2,582	2,689
Financial expenses/(income), net	2,251	(1,294)
Impairment loss	205	568
Add: Investment income	416	431

Operating profit	405	1,415
Add: Non-operating income	2,822	2,070
Less: Non-operating expenses	132	135

Total profit	3,095	3,350
Less: Income tax	677	701

Net profit	2,418	2,649

Net profit
– Equity shareholders of the Company	1,773	1,895
– Minority interests	645	754

Net profit	2,418	2,649

CONSOLIDATED BALANCE SHEET

At 31 December 2014

	31 December	31 December
	2014	2013
	RMB million	RMB million
Assets
Current assets
Cash at bank and on hand	18,306	12,610
Accounts receivable	2,705	2,213
Prepayments	1,104	947
Dividend receivable	4	60
Other receivables	2,474	1,911
Inventories	1,661	1,647
Other current assets	1,586	1,183

Total current assets	27,840	20,571

Non-current assets
Available-for-sale financial assets	240	197
Long-term equity investments	2,937	2,543
Investment properties	459	508
Fixed assets	134,001	119,249
Construction in progress	19,247	17,314
Intangible assets	2,544	2,443
Aircraft operating lease deposits	651	566
Long-term deferred expenses	733	415
Deferred tax assets	1,045	1,339

Total non-current assets	161,857	144,574

Total assets	189,697	165,145

	2014	2013
	31 December	31 December
	RMB million	RMB million
Liabilities and shareholders’ equity
Current liabilities
Short-term loans	7,243	14,412
Bills payable	11	3
Accounts payable	11,211	11,035
Sales in advance of carriage	6,101	5,815
Employee benefits payable	2,405	2,291
Taxes payable	436	797
Interest payable	471	269
Other payables	5,320	3,881
Non-current liabilities due within one year	17,888	10,710
Other current liabilities	3,000	–

Total current liabilities	54,086	49,213

Non-current liabilities
Long-term bank borrowings	42,066	37,246
Obligations under finance leases	43,919	31,373
Provision for major overhauls	1,623	1,076
Deferred revenue	2,831	3,104
Provision for early retirement benefits	25	41
Deferred tax liabilities	873	880

Total non-current liabilities	91,337	73,720

Total liabilities	145,423	122,933

	2014	2013
	31 December	31 December
	RMB million	RMB million
Shareholders’ equity
Share capital	9,818	9,818
Capital reserve	14,388	14,389
Other comprehensive income	53	17
Surplus reserves	1,306	1,169
Undistributed profits	9,989	8,746

Total equity attributable to
equity shareholders of the Company	35,554	34,139
Non-controlling interests	8,720	8,073

Total equity	44,274	42,212

Total liabilities and shareholders’ equity	189,697	165,145

C.	RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

Difference in net profit and net asset attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

			Unit: RMB million
			Net asset attributable to:
			Equity shareholders
	Net Profit		of the Company
	January –	January –	31 December	31 December
	December 2014	December 2013	2014	2013

Amounts under PRC GAAP	1,773	1,895	35,554	34,139
Adjustments:
Government grants	1	3	(31)	(32)
Capitalisation of exchange
difference of specific loans	(28)	133	323	351
Accumulated loss attributed to
non-controlling interests of a
subsidiary	23	–	–	(23)
Adjustment arising from an
associate’s business
combination under common
control	(2)	(2)	6	8
Tax impact of the above
adjustments	9	(33)	(79)	(88)
Effect of the above adjustments
on non-controlling interests	1	(10)	(25)	(26)
Amounts under IFRSs	1,777	1,986	35,748	34,329

2014 REVIEW

During the reporting period, a series of challenges existed including complex and volatile international economic environment, China’s economic slowdown, the global aviation accidents, more intense competition in domestic civil aviation industry, the impact of high-speed rail, foreign exchange losses. Faced with the difficult operating environment, the Company adhered to its stable development philosophy, strengthened safety management system, enhanced the management level of refined marketing, and steadily promoted strategic transformation and internationalization, actively enhanced brand service impact, which had effectively resolved adverse factors including complex and volatile market, shortage of development resources, competitive pressures. The Company’s overall competitiveness continued to grow.

Operational Safety and Fleet Development

During the reporting period, the Group further refined safety measures against accident prevention, established air traffic control real-time monitoring and coordination mechanism, and carried out route optimization. Operational control level was significantly improved. The Group continued to maintain the best safety record among Chinese airlines. In 2014, we completed 2.02 million hours of flight transportation, accumulated 13.52 million safe flight hours, 12,486 hours of general aviation service, continuously maintained 182 consecutive months of aviation safety and 246 consecutive months of aviation security.

During the reporting period, the Group continued to optimize the fleet structure. 64 aircraft were introduced, 17 old aircraft were sold and 7 leased aircraft was disposed. In August 2014, the Group became the first among Chinese airlines with a fleet of over 600 aircraft, ranked fifth in the world, first in Asia, creating a new historical starting point.

Hub Network and Services

During the reporting period, the Group actively expanded route network to further improve global route layout. We launched intercontinental routes including Guangzhou – New York, Guangzhou – Changsha – Frankfurt, Guangzhou – Wuhan – Moscow, Guangzhou – Wuhan – San Francisco, and increased frequency of flight to Europe, America, Australia and New Zealand, and Southeast Asia. Domestic capacity was also optimized. A pattern with domestic and international mutual complement and mutually supportive hub bases were initially formed.

During the reporting period, the Group continued to improve hub construction and hub operation service, which further highlighted the results of the strategic transformation. By the end of 2014, Hub Control Center (HCC) of Guangzhou and Urumqi commenced operation, respectively. Capacity concentration of the four largest hubs, i.e., Guangzhou, Beijing, Urumqi and Chongqing reached 67.9%. Passengers transit on-time rate increased two percentage points to 97.8%. Transit ratio of passengers of major international routes exceeded 55%. International transit passengers increased by 7.3% as compared with last year.

During the reporting period, the Group increased investment both in hardware and software, continued to create and improve our product and service, so as to constantly improve passenger experience. We launched a series of personalized services and products, such as the launch of “Mu Mian Tong Fei” for unaccompanied children, and “Health and Love” series of health travel products for Los Angeles routes; upgraded pearl economy class service with exclusive Samsung PAD, special tableware and various cuisines; further improved meal service and launched Auckland chef cooperation projects, to enhance the meal quality of international long-haul routes; continuously upgraded in-flight entertainment equipments, and updated 10-12 Hollywood movies each month.

Passenger Business

During the reporting period, the Group actively responded to market changes and focused on matching capacity and revenue, in order to further enhance its level of operations. In 2014, the total number of passengers reached 101 million, representing an increase of 9.9% as compared with last year, which was the first airlines in China.

We further strengthened market forecast, refined procedural management, explored regional management, and implemented differentiated marketing strategy to enhance the matching between capacity and market. During the reporting period, network & revenue department and E-commerce department were established. Channel control model was gradually improved, as new marketing tools were familiarized. The company’s direct sale revenue from website increased 2.2% as compared with last year. The total number in fans of social media has reached 6.28 million, ahead of our domestic competitors.

We continued to improve marketing services and strengthened frequent flyer marketing to enhance quality management of the major account. In 2014, our revenue from frequent flyer was RMB28.54 billion, representing an increase of 5.8% as compared with last year. Call center platform achieved sales revenue of RMB5.83 billion, representing an increase of 4.1% as compared with last year, with the satisfaction rate reached 97.74%. We obtained three significant awards, including “Best Call Center Award 2013-2014”, “China’s Best Call Center Service Marketing Team 2013-2014” and “China’s Call Center Best Solution Award 2013-2014”.

We continued to optimize the structure of international passengers and enhance the international sales ability. In 2014, the load factor of first class and business class of the international routes improved 6.6 percentage points as compared with last year, revenue grew 25.3% as compared with last year, TMC (travel management companies) international sales grew 16.5%, of which high yield revenue grew 12.9%, accounted for 45.5% of the total revenue.

Freight Business

During the reporting period, domestic demand for logistics continued to increase due to rapid development of E-commerce. The international freight market also appeared to pick up. The Group seized the opportunities, improved cost efficiency, strived to improve management level of freight business, and was awarded the “China Logistics Industry Brand Value Top 100 2014” and the “China’s Top Ten Logistics Enterprises 2014.”

We actively promoted the E-freight project, endeavored to promote the “China Southern Express” products, enhanced operational efficiency, and improved management quality. At present, the domestic application of electronic waybill of the Company ranks second in the global aviation industry. Annual sales revenue of “China Southern Express” products was RMB210 million, representing an increase of 65% as compared with last year.

We strengthened cooperation with courier and E-commerce corporate headquarters, caught the cross-border E-commerce opportunities, actively expanded the transport of international mail and parcel. Annual volume of cooperation with SF Express amounted to 81,000 tonnes, representing an increase of 15.5% as compared with last year; international mail traffic revenue grew 99% and 97%, respectively, representing an increase of RMB160 million as compared with last year. We also further promoted cooperation with major account. Number of international headquarter partners reached 11, with the revenue of RMB1.3 billion, representing an increase of 19% as compared with last year.

General Aviation

During the reporting period, the Group completed 98,165 general aviation person-time passengers of transportation, representing an increase of 9.7% as compared with last year; achieved general aviation revenue of RMB576 million, representing an increase of 19% as compared with last year; and achieved 10 consecutive years of making profit.

During the reporting period, we actively explored cooperation and research for general aviation projects, including Guangzhou – Macau unscheduled charter flights, ranger service in the northeast, Lijiang helicopter air tour, Heyuan, Huizhou power line patrol, and also launched the research of general aviation training business in Nanyang, Henan, travel medical and rescue services and other feasible cooperative projects.

In November 2014, in order to consolidate our traditional strengths in maritime logistics services, and take advantage of favorable market opportunity to actively develop other navigation services, and cultivate new business growth chances for the company, the Board approved the restructuring of Zhuhai Helicopter Branch and established a wholly-owned subsidiary named China Southern Airlines General Aviation Co. Ltd., to promote the development of the Company’s general aviation operations and enhance its competitiveness in general aviation market.

Strategic Cooperation and Staff Development

During the reporting period, the Group further strengthened cooperation with different parties to consolidate development foundation. We entered into strategic cooperation agreements with CITIC Group, the city of Los Angeles and the Oakland Airport, continued to deepen cooperation with airline companies within or outside the Skyteam Alliance, made use of opportunities including domestic and international forums, sports and cultural events, to effectively promote the brand of “China Southern”. By the end of 2014, through code sharing with Qantas and Czech Airlines, we shared codes with 18 domestic and international airlines for 379 routes, increased 109 international destinations. Through the close cooperation with partners such as Sydney Festival, Melbourne Festival and Melbourne Football Club, our influence and reputation in the Australian market was effectively raised. By increasing cooperation with foreign rail transport companies, new products, interline service products were constantly launched.

During the reporting period, the Group focused on staff development and innovated staff training. By optimizing our training system, implementing key projects and strengthening process management, etc., we focused on strengthening the Company’s business personnel, management personnel and international personnel training, to ensure that staff will grow with the Company. In 2014, the Company carried out a variety of 7,529 training programmes, trained 290,000 person-times, including training frontline operational staff of approximately 230,000 person-times, achieving about 86% training coverage. The Company also developed staff online learning platform applications, including 159 online courses and 1,160 micro courses, to facilitate self-enhancement of staff anytime and anywhere.

During the reporting period, the Group further enhanced internationalization brought by staff, promoted exchanges between domestic and foreign employees. The Company currently has 90 pilots from 19 countries and 203 cabin crew from six different nationalities including Japanese, Korean, French, Dutch, Australian and Malay. Hiring foreign crew on one hand gives full play to their home friendly service, on the other hand promotes cultural understanding as well as dining habits and society features through cooperation between domestic and foreign staff, so they can better serve our international customers.

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic regions:

	For the year ended		Increase/
	31 December		(decrease)
	2014	2013	%
Traffic:
Revenue passenger kilometers (RPK) (million):
Domestic	127,681.88	116,105.71	9.97
Hong Kong, Macau and Taiwan	3,214.52	2,574.27	24.87
International	35,732.78	29,736.57	20.16

Total:	166,629.18	148,416.55	12.27

Revenue tonne kilometers (RTK) (million):
Domestic	12,916.60	11,765.27	9.79
Hong Kong, Macau and Taiwan	300.65	241.05	24.73
International	6,562.71	5,462.27	20.15

Total:	19,779.96	17,468.59	13.23

RTK – Passenger (million)
Domestic	11,287.71	10,285.77	9.74
Hong Kong, Macau and Taiwan	282.65	226.65	24.71
International	3,154.04	2,628.76	19.98

Total:	14,724.40	13,141.18	12.05

RTK – Cargo and mail (million)
Domestic	1,628.89	1,479.50	10.10
Hong Kong, Macau and Taiwan	18.00	14.40	25.00
International	3,408.66	2,833.51	20.30

Total:	5,055.55	4,327.41	16.83

	For the year ended		Increase/
	31 December		(decrease)
	2014	2013	%
Passengers carried (thousand):
Domestic	89,363.18	82,172.28	8.75
Hong Kong, Macau and Taiwan	2,385.37	2,019.28	18.13
International	9,170.47	7,599.41	20.67

Total:	100,919.02	91,790.97	9.94

Cargo and mail carried (thousand tonnes)
Domestic	1,014.90	923.73	9.87
Hong Kong, Macau and Taiwan	16.40	13.70	19.71
International	401.95	338.92	18.60

Total:	1,433.25	1,276.35	12.29

Capacity:
Available seat kilometres (ASKs) (million):
Domestic	160,482.40	144,732.62	10.88
Hong Kong, Macau and Taiwan	4,379.07	3,594.29	21.83
International	44,945.99	38,472.93	16.82

Total:	209,807.46	186,799.84	12.32

Available tonne kilometres (ATKs) (million):
Domestic	18,640.00	16,486.17	13.06
Hong Kong, Macau and Taiwan	497.79	407.59	22.13
International	9,315.94	8,058.23	15.61

Total:	28,453.73	24,951.99	14.03

Available tonne kilometres (ATKs)
– Passenger Traffic (million)
Domestic	14,443.42	13,025.94	10.88
Hong Kong, Macau and Taiwan	394.12	323.49	21.83
International	4,045.14	3,462.56	16.83

Total:	18,882.68	16,811.99	12.32

	For the year ended		Increase/
	31 December		(decrease)
	2014	2013	%
Available tonne kilometres (ATKs)
– Cargo and mail (million)
Domestic	4,196.59	3,460.23	21.28
Hong Kong, Macau and Taiwan	103.67	84.11	23.26
International	5,270.80	4,595.67	14.69

Total:	9,571.06	8,140.01	17.58

Load factor
Passenger load factor (RPK/ASK) (%):
Domestic	79.60	80.22	(0.77)
Hong Kong, Macau and Taiwan	73.40	71.62	2.49
International	79.50	77.29	2.86

Overall:	79.40	79.45	(0.06)

Total load factor (RTK/ATK) (%):
Domestic	69.30	71.36	(2.89)
Hong Kong, Macau and Taiwan	60.40	59.14	2.13
International	70.40	67.78	3.87

Overall:	69.50	70.01	(0.73)

Yield
Yield per RPK (RMB):
Domestic	0.60	0.61	(1.64)
Hong Kong, Macau and Taiwan	0.78	0.84	(7.14)
International	0.50	0.50	–

Overall:	0.58	0.59	(1.69)

Yield per RFTK (RMB):
Domestic	1.31	1.42	(7.75)
Hong Kong, Macau and Taiwan	5.56	6.02	(7.64)
International	1.45	1.49	(2.68)

Overall:	1.42	1.48	(4.05)

	For the year ended		Increase/
	31 December		(decrease)
	2014	2013	%
Yield per RTK (RMB):
Domestic	6.10	6.24	(2.24)
Hong Kong, Macau and Taiwan	8.64	9.33	(7.40)
International	3.50	3.49	0.29

Overall:	5.27	5.42	(2.77)

Cost
Operating expense per ATK (RMB)	3.73	3.94	(5.33)

Flight Volume
Kilometers flown (million)	1,275.57	1,147.07	11.20

Hours flown (thousand)
Domestic	1,652.46	1,516.01	9.00
Hong Kong, Macau and Taiwan	41.64	34.44	20.91
International	332.06	278.99	19.02

Total:	2,026.16	1,829.44	10.75

Number of flights (thousand)
Domestic	791.45	731.61	8.18
Hong Kong, Macau and Taiwan	19.86	17.25	15.13
International	72.76	61.01	19.26

Total:	884.07	809.87	9.16

MANAGEMENT DISCUSSION AND ANALYSIS

I.	FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Company’s audited financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB1,777 million was recorded in 2014 as compared to the profit attributable to equity shareholders of the Company of RMB1,986 million in 2013. The Group’s operating revenue increased by RMB10,037 million or 10.18% from RMB98,547 million in 2013 to RMB108,584 million in 2014. Passenger load factor decreased by 0.05 percentage point from 79.45% in 2013 to 79.40% in 2014. Passenger yield (in passenger revenue per RPK) decreased by 1.69% from RMB0.59 in 2013 to RMB0.58 in 2014. Average yield (in traffic revenue per RTK) decreased by 2.77% from RMB5.42 in 2013 to RMB5.27 in 2014. Operating expenses increased by RMB7,746 million or 7.88% from RMB98,280 million in 2013 to RMB106,026 million in 2014. As a result of the increase in operating expenses, operating profit of RMB4,748 million was recorded in 2014 as compared to operating profit of RMB1,510 million in 2013, increasing by RMB3,238 million.

II.	OPERATING REVENUE

	2014		2013
	Operating		Operating		Changes
	revenue	Percentage	revenue	Percentage	in revenue
	RMB Million	%	RMB Million	%	%

Traffic revenues	104,328	96.08	94,684	96.08	10.19

Including: Passenger revenues	97,145		88,271		10.05
– Domestic	76,647		71,277		7.53
– Hong Kong, Macau and Taiwan	2,497		2,162		15.49
– International	18,001		14,832		21.37

Cargo and mail revenue	7,183		6,413		12.01

Other operating revenues	4,256	3.92	3,863	3.92	10.17
Mainly including:
Commission income	1,335		1,040		28.37
Ground service income	293		349		(16.05)
Expired sales in advance of
carriage	459		684		(32.89)
General aviation income	576		484		19.01
Hotel and tour operation income	508		565		(10.09)

Total operating revenues	108,584	100.00	98,547	100.00	10.18

Less: fuel surcharge income	(13,746)		(13,062)

Total operating revenue excluding
fuel surcharge	94,838		85,485

 Passenger Revenue

Cargo and Mail Revenue

Passenger revenue composition (RMB million)

Domestic

Hong Kong, Macau and Taiwan

International

Substantially all of the Group’s operating revenues is attributable to airlines and airlines related operations. Traffic revenues accounted for 96.08% of total operating revenue in 2014 and 2013, respectively. Passenger revenues and cargo and mail revenues accounted for 93.11% and 6.89%, respectively of the total traffic revenue in 2014. During the reporting period, the Group’s total traffic revenues was RMB104,328 million, representing a increase of RMB9,644 million or 10.19% from prior year, mainly due to the increase of RPK by 12.30% which leads to the increase of passenger revenues. The other operating revenues is mainly derived from commission income, expired sales in advance of carriage, hotel and tour operation income, general aviation income and ground services income.

The increase in operating revenue was primarily due to a 10.05% increase in passenger revenue from RMB88,271 million in 2013 to RMB97,145 million in 2014. The total number of passengers carried increased by 9.94% to 100.92 million passengers in 2014. RPKs increased by 12.27% from 148,417 million in 2013 to 166,629 million in 2014, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.59 in 2013 to RMB0.58 in 2014, which is mainly due to a slightly fell of domestic passenger ticket prices.

Domestic passenger revenue, which accounted for 78.90% of the total passenger revenue in 2014, increase by 7.53% from RMB71,277 million in 2013 to RMB76,647 million in 2014. Domestic passenger traffic in RPKs increased by 9.97%, while passenger capacity in ASKs increased by 10.86%, resulting in a decrease in passenger load factor by 0.62 percentage points from 80.22% in 2013 to 79.60% in 2014. Domestic passenger yield per RPK decreased from RMB0.61 in 2013 to RMB0.60 in 2014.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.57% of total passenger revenue, increased by 15.49% from RMB2,162 million in 2013 to RMB2,497 million in 2014. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs increased by 24.87%, while passenger capacity in ASKs increased by 21.83%, resulting in a increase in passenger load factor by 1.78 percentage points from 71.62% in 2013 to 73.40% in 2014. Passenger yield per RPK decreased from RMB0.84 in 2013 to RMB0.78 in 2014.

International passenger revenue, which accounted for 18.53% of total passenger revenue, increased by 21.37% from RMB14,832 million in 2013 to RMB18,001 million in 2014. For international flights, passenger traffic in RPKs increased by 20.16%, while passenger capacity in ASKs increased by 16.82%, resulting in a 2.21 percentage points increase in passenger load factor from 77.29% in 2013 to 79.50% in 2014. Passenger yield per RPK remained at RMB0.50 in 2013 and 2014.

Cargo and mail revenue, which accounted for 6.89% of the Group’s total traffic revenue and 6.62% of total operating revenue, increase by 12.01% from RMB6,413 million in 2013 to RMB7,183 million in 2014. The increase was attributable to the increase of cargo and mail in RTKs by 16.80% as the demand in the cargo market was warming up.

Other operating revenue increased by 10.17% from RMB3,863 million in 2013 to RMB4,256 million in 2014. The increase was primarily due to the general growth in income from commission and general aviation.

III.	OPERATING EXPENSES

Total operating expenses in 2014 amounted to RMB106,026 million, representing an increase of 7.88% or RMB7,746 million over 2013, primarily due to the total effect of increases in jet fuel cost payroll, landing and navigation fees, depreciation and amortisation, and other operating costs. Total operating expenses as a percentage of total operating revenue decrease from 99.73% in 2013 to 97.64% in 2014.

Operating expenses
	2014		2013
	RMB Million	Percentage	RMB Million	Percentage

Flight operation expenses	58,901	55.55%	54,010	54.96%
Mainly including: Jet fuel costs	37,728		35,538
Aircraft operating lease charges	5,383		4,767
Flight personnel payroll and
welfare	6,803		5,799
Maintenance	8,304	7.83%	7,805	7.94%
Aircraft and traffic servicing expenses	16,402	15.47%	15,091	15.36%
Promotion and selling expenses	7,841	7.40%	7,754	7.89%
General and administrative expenses	2,337	2.20%	2,470	2.51%
Depreciation and amortisation	10,828	10.21%	9,347	9.51%
Impairment on property, plant and equipment	215	0.20%	536	0.55%
Others	1,198	1.14%	1,267	1.28%

Total operating expenses	106,026	100.00%	98,280	100.00%

Composition of operating exepenses in 2014

Comparison of operating expenses

2014
2013

Flight operations expenses, which accounted for 55.55% of total operating expenses, increased by 9.06% from RMB54,010 million in 2013 to RMB58,901 million in 2014, primarily as a result of increase in passengers carried. Jet fuel costs, which accounted for 64.05% of flight operations expenses, increased by 6.16% from RMB35,538 million in 2013 to RMB37,728 million in 2014.

Maintenance expenses, which accounted for 7.83% of total operating expenses, increased by 6.39% from RMB7,805 million in 2013 to RMB8,304 million in 2014. The increase was mainly due to fleet expansion.

Aircraft and traffic servicing expenses, which accounted for 15.47% of total operating expenses, increased by 8.69% from RMB15,091 million in 2013 to RMB16,402 million in 2014. The increase was primarily due to a 10.37% rise in landing and navigation fees from RMB9,510 million in 2013 to RMB10,496 million in 2014, resulted from the increase in the number of take-off and the increase in passengers carried.

Promotional and selling expenses, which accounted for 7.40% of total operating expenses, increased by 1.12% from RMB7,754 million in 2013 to RMB7,841 million in 2014.

General and administrative expenses, which accounted for 2.20% of the total operating expenses, decreased by 5.38% from RMB2,470 million in 2013 to RMB2,337 million in 2014.

IV.	OPERATING PROFIT

Operating profit of RMB4,748 million was recorded in 2014 (2013: RMB1,510 million). The increase in profit was mainly due to the net effect of increase in operating revenue by RMB10,037 million or 10.18% in 2014 and increase in operating expenses by RMB7,746 million or 7.88%.

V.	OTHER NET INCOME

Other net income increased by RMB947 million from RMB1,243 million in 2013 to RMB2,190 million in 2014,mainly due to the decrease of government grants and gain on disposal of aircrafts.

Interest expense increased by RMB542 million from RMB1,651 million in 2013 to RMB2,193 million in 2014 was mainly due to the increase in number of aircraft held through a finance lease and the increase of interest payment of borrowings.

Net exchange losses of RMB292 million was recorded in 2014 as RMB depreciated slightly against US dollar in 2014. Net exchange gains of RMB2,903 million was recorded in 2013 mainly due to Renminbi appreciated significantly against US dollar in 2013.

VI.	INCOME TAX

Income tax expense of RMB668 million was recorded in 2014, decrease by RMB66 million from RMB734 million in 2013, mainly due to the decrease of profit before income tax.

VII.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2014, the Group’s current liabilities exceeded its current assets by RMB26,545 million. For the year ended 31 December 2014, the Group recorded a net cash inflow from operating activities of RMB13,570 million, a net cash outflow from investing activities of RMB9,760 million and a net cash outflow from financing activities of RMB131 million and an increase in cash and cash equivalents of RMB3,679 million.

	2014	2013
	RMB million	RMB million

Net cash generated from operating activities	13,570	9,703
Net cash used in investing activities	(9,760)	(12,205)
Net cash (used in)/generated from financing activities	(131)	4,168

Net increase in cash and cash equivalents	3,679	1,666

Cash and cash equivalents at 1 January	11,748	10,082
Exchange losses on cash and cash equivalents	(13)	–

Cash and cash equivalents at 31 December	15,414	11,748

In 2014 and thereafter, the liquidity of the Group primarily depends on its ability to maintain adequate cash inflow from operations to meet its debt obligations as they fall due, and its ability to obtain adequate external financing to meet its committed future capital expenditures. As at 31 December 2014, the Group had banking facilities with several PRC banks and financial institutions for providing bank facilities up to approximately RMB187,133 million (2013: RMB166,270 million), of which approximately RMB126,703 million (2013: RMB120,904 million) was unutilised. The directors of the Company (the “Directors”) believe that sufficient financing will be available to the Group when and where needed.

The Directors have carried out a detailed review of the cash flow forecast of the Group for the twelve months ending 31 December 2015. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank facilities which may impact the operations of the Group during the next twelve-month period. The Directors are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

The analysis of the Group’s borrowings and lease obligation are as follows:

Composition of borrowings and lease obligation

	2014	2013	Change
	RMB million	RMB million

Total borrowings and lease obligation	112,956	92,497	22.12%

Fixed rate borrowings and lease obligation	8,587	4,974	72.64%
Floating rate borrowings and lease obligation	104,369	87,523	19.25%

Analysis of borrowings and lease obligation by currency

	2014	2013
	RMB million	RMB million

USD	105,393	88,970
RMB	5,204	670
Others	2,359	2,857

Total	112,956	92,497

Maturity analysis of borrowings and lease obligation
	2014	2013
	RMB million	RMB million

Within 1 year	26,971	23,878
After 1 year but within 2 years	22,713	14,805
After 2 years but within 5 years	35,772	30,553
After 5 years	27,500	23,261

Total borrowings	112,956	92,497

The Group’s capital structure at the end of the year is as follows:

	2014	2013	Change

Total liabilities (RMB million)	145,195	122,756	18.28%
Total assets (RMB million)	189,688	165,207	14.82%
Debt ratio	77%	74%	increased by
			3 percentage
			points

The Group monitors capital on the basis of the debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of the Group at 31 December 2014 was 77%, as compared to 74% at 31 December 2013.

VIII.	MAJOR CHARGE ON ASSETS

As at 31 December 2014, certain aircraft of the Group with an aggregate carrying value of approximately RMB99,119 million (2013: RMB80,233 million) were mortgaged under certain borrowings and lease agreements.

IX.	COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2014, the Group had capital commitments (excluding investment commitment) of approximately RMB64,589 million (2013: RMB51,353 million). Of such amounts, RMB59,467million related to the acquisition of aircraft and related flight equipment and RMB5,122 million for other projects.

As at 31 December 2014, the Group had investment commitments as follows:

	2014	2013
	RMB million	RMB million

Authorised and contracted for

Capital contributions for acquisition of interests in associates	70	70
Share of capital commitments of a joint venture	52	58
	122	128
Authorised but not contracted for

Share of capital commitments of a joint venture	–	171
	122	299

Contingent Liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

(b)	The Company and its subsidiary, Xiamen Airlines Company Limited, entered into agreements with their pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB646 million (31 December 2013: RMB656 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2014, total personal bank loans of RMB486 million (31 December 2013: RMB464 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB2 million (2013: RMB6 million) to the banks due to the default of payments of certain pilot trainees.

(c)	The Company received a claim on 11 July 2011 from an overseas entity (the “claimant”) against the Company for the alleged breach of certain terms and conditions of an aircraft sale agreement for aircraft sold by the Company to the claimant. The claimant has made a claim against the Company for an indemnity of USD46 million or for the refund of the down payments of USD12 million, and the interest thereon which is calculated in accordance with Clause 35A, Supreme Court Act 1981 of the United Kingdom. In 2012, the claimant subsequently changed its claim for the refund of the down payment to USD13 million. As at 25 July 2013, High Court of the United Kingdom announced the sentence of this case, overruled the claim and upheld the counter claim the Company made, which includes an indemnity of USD28 million, legal costs and the interest thereon. The claimant appealed and by the date of this report, the Court of Appeal dismissed the claimant’s appeal and varied the award of damages and interest to the Company from USD28 million to USD18 million. The Court of Appeal also ordered the claimant to pay the Company’s costs of the appeal. The claimant has made a further appeal against the instance of the Court of Appeal. The Directors are of the opinion that an outflow of resource embodying economic benefits is not probable to occur.

(d)	On 31 May 2014, the Company received a notice from the International Court of Arbitration of International Chamber of Commerce (“ICC”). The notice states that SASOF TR-81 AVIATION IRELAND LIMITED (the “lessor”) has applied for arbitration for the alleged breach of certain terms and conditions of an aircraft leasing agreement. The lessor has made a claim against the Company for an indemnity of approximately USD13 million, including the compensation for engine thrust upgrade damages, life components of engine, reserves of engines, cost of termination of the lease, external legal counsel’s remuneration and the interest thereon. On 31 July 2014, the Company has established a team to handle this arbitration and applied to ICC for a counter claim to request the lessor to compensate the Company for insurance fees amounting to USD8.2 million, deposits, default penalty, extra technical support fees and legal expenses and the interest thereon. As of the date of this report, the arbitration is still in early preparation phase and the arbitration session is expected to be held in early 2016. The Company cannot reasonably predict the result and potential impact of this pending litigation. Therefore, no additional provision has been made against this pending litigation.

(e)	According to publicly available information during the reporting period, certain former members of the Group’s senior management are subjects of investigation. The Company has assessed the implications on this matter on the Group’s financial results and financial position. Based on the results of the review, the Company’s directors consider that there were no material consequential impact on the Group’s financial statements. As of the date of this announcement, the investigation of these former members of the senior management is ongoing.

CHANGE IN SHARE CAPITAL STRUCTURE

							Unit: Share
				Increase/(decrease) during
		31 December 2013		January to December 2014		31 December 2014
		Number		Number		Number
		of Shares	Percentage	of Shares	Percentage	of Shares	Percentage

I.	Shares subject to
	restrictions on sales	0	0	0	0	0	0
II.	Shares not subject to
	restrictions on sales
1.	RMB ordinary shares	7,022,650,000	71.53%	0	0	7,022,650,000	71.53%
2.	Foreign listed shares	2,794,917,000	28.47%	0	0	2,794,917,000	28.47%
	Total	9,817,567,000	100%	0	0	9,817,567,000	100%
III.	Total number of shares	9,817,567,000	100%	0	0	9,817,567,000	100%

Note: During the reporting period, there was no change of the total share number and share capital structure.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares of the Company during the year ended 31 December 2014.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The audit committee of the Company has reviewed the audited financial statements of the Group for the year ended 31 December 2014.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2014 complied with the Model Code (the “Model Code”) for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2014.

DIVIDENDS

The Board recommends the payment of a final dividend of RMB0.4 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2014, totaling approximately RMB393 million based on the Company’s 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2014 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to holders of A share, and in HKD to holders of H share. The profit distribution proposal is subject to shareholders’ approval at the general meeting, and if approved, the final dividend is expected to be paid to the shareholders on or around Thursday, 6 August 2015.

2015 OUTLOOK

Looking ahead to 2015, there may be slight recovery of global economy, but weak recovery trend is expected to continue. Overall domestic economy will remain stable, but with higher downward pressure. China’s economy will enter into a “New Normal”, namely, development speed changing from high-speed growth to mid-high-speed growth; economic structure will continue to be optimized and upgraded, from factor-driven, investment-driven economic growth to innovation-driven economic growth.

Under this circumstance, the development of China’s civil aviation industry will also present certain “New Normal”. First, steady growth in demand for civil aviation transport will become the normal. It is difficult for the entire industry to sustain continuous rapid growth. Second, affected by factors including relaxed entry barriers, relatively excess capacity, continuing impact of high-speed rail and rapid development of budget airlines, market competition has been more intense, air transport has been more affordable, and low fares will become the normal. Third, passengers demanding personalized, diversified service and market competition differentiation will be the normal. Fourth, affected by mobile Internet, big data and other new technologies, and new business models, market-oriented, customer-oriented precise marketing as well as differentiated services will gradually become the normal. While China’s economy and industry development are entering into a “New Normal”, coping with the “New Normal” will be both opportunities and challenges to the Group.

Therefore, we should strive to do the following areas of work in 2015:

Operational Safety and Fleet Development

To strengthen the legal concept of safety management, and pay more attention to the normative and long-term nature of safety management; to increase investment in safety, strengthen infrastructure construction and application of new technologies and promote the integration of various security systems; to strengthen the management of staff, improve technological control system and staff qualification training system; to establish a “platform” of the operational control model, implement regional management, ensure matching of rights and responsibilities; to establish industry technical standards, improve safety and efficiency levels of operational control system. In 2015, the Group will continue to save no effort to ensure an aviation safety year.

To continue to optimize the fleet structure, and ensure matching between fleet size and market demand. In 2015, the Group plans to introduce 57 aircraft and dispose 13 aircraft. By the end of 2015, the Group’s fleet is expected to reach 656 aircraft, representing an increase of 7.19% as compared with 2014.

Hub Network and Product Service

The Group will tightly seize the strategic opportunities provided by China’s “One Belt and One Road” strategy and further strengthen hub construction and make use of its scale and network advantage, expand its market share and increase profitability amid the market competition in which differentiation is practiced and the construction of an interlinked network, grasp the opportunities provided by the rapid growth of the central and western market to accelerate the construction of a regional hub so as to materialize an interlinked, mutually dependent and supportive network layout with the main hub, vigorously develop international routes and focus on international transit operation to further enrich the product of the Sixth Freedom service, provide better transit service to the passengers and enhance the quality of transit service gradually in order to continuously optimize customer structure and sales structure.

The Group will improve its E-services and push forward the construction of the five major self-services of “ticketing, seating, luggage, hotel and catering”, optimize the design of service content for a more caring service, create a smoother service to provide better experience to the passengers, constantly improve service environment for better food on international long-haul flights and a better VIP lounge for the high-end and transit passengers with the pilot launch of the special aroma of China Southern Airlines.

Passenger Service Operation

We will insist on the three development directions of “Precision, Internationalization and E-commerce” for passenger service marketing with maximizing marginal contribution as its core to steadily push forward various businesses.

The Group will strengthen the forecasting ability to enhance the matching of capacity and market, focus on process management to strengthen the whole interlinkage for rapid reaction to market changes, accelerate the improvement of its international presence to further expand its international market share, optimize channel management and customer structure to make use of the network and alliance advantage for better international operation, accelerate the development of E-commerce to optimize the customers’ online experience and vigorously promote E-services, refine customer management to strengthen major account’s development and retention and to promote precise marketing, standardize the whole product management process and enrich marketing products while continuing to develop and promote products with auxiliary revenue, and expand the construction of the E-commerce platform and system through introducing new technology to further support passenger service marketing.

Cargo Operation

In 2015, the Group will introduce four B777 freighters, bringing the total number of freighters to 14 for the fleet. Therefore, we must seize the opportunity provided by the rebound of international air freight market, improve the route network and step up expansion in emerging markets for better freight operation.

The Group will advance the expansion of marketing channels and explore in-depth the market demand for air transportation to improve the hub network layout, strengthen the exploration of the international market and explore in-depth the popular sources for broader sales channels, strengthen international transit operation and the transit business from Guangzhou to Southeast Asia and Australia around the Guangzhou and Shanghai freight hub, continue to explore the domestic operational potential of bellyhold cargo spaces and accelerate the promotion of bulk reservation, strengthen cooperation with core customers including the post office and couriers to explore more domestic transit transportation channels, constantly improve the construction of high-end product system to further increase the proportion of high-end product business scale.

General Aviation

In 2015, the Group will receive three Sikorsky S92A aircraft, bringing the total number of aircrafts in the fleet of S92A to 10 and general aviation fleet to 23. We will put special efforts in the guarantee of first-aid flights, VIP flights and typhoon evacuation flights and strengthen its competitive advantages through enhancing service quality, actively expand business on land through integrating self-operation and joint operation, make use of technical advantages to strive to be the industry’s benchmark through focusing on areas including agency, modification, maintenance outsourcing as well as import and export.

Costs Control

The Group will continue to push forward the comprehensive budget management and strictly estimate the target management for higher utilization efficiency of the Company’s resources, strengthen the organic integration of the comprehensive budget management and long-term development strategy as well as organizing the key resources for stronger mid-long-term cost management, focus on strengthening the precise management on significant costs and practically cut cost expenses, and strengthen the integration of finance and business to push forward each of the cost unit to reduce cost and increase efficiency at the source.

PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

The 2014 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2014, with an unqualified auditor’s report, and all other information required under Appendix 16 of the Listing Rules will be despatched to shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.csair.com) in due course.

By order of the Board

China Southern Airlines Company Limited

Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

30 March 2015

As at the date of this announcement, the Directors include Si Xian Min, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non executive Directors.

-46-